UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024
Commission File
Number: 001-04546
______________________________________________________
UNILEVER PLC
(Translation of registrant’s name into English)
_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 22 August 2024

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	July 01, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	July 01, 2024	Entitled	Total Voting Rights
Exhibit	99.3	Stock exchange announcement dated	July 01, 2024	Entitled	Block Listing Interim Review
Exhibit	99.4	Stock exchange announcement dated	July 02, 2024	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	July 03, 2024	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	July 04, 2024	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	July 05, 2024	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	July 08, 2024	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	July 09, 2024	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	July 10, 2024	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	July 11, 2024	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	July 12, 2024	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	July 15, 2024	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	July 16, 2024	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	July 17, 2024	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	July 18, 2024	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	July 19, 2024	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	July 19, 2024	Entitled	Appointment of NED
Exhibit	99.19	Stock exchange announcement dated	July 22, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	July 23, 2024	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	45497	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	45498	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	45499	Entitled	Transaction in Own Shares

Exhibit	99.24	Stock exchange announcement dated	45499	Entitled	Publication of Supplement
Exhibit	99.25	Stock exchange announcement dated	45502	Entitled	Transaction in Own Shares
Exhibit	99.26	Stock exchange announcement dated	45503	Entitled	Transaction in Own Shares
Exhibit	99.27	Stock exchange announcement dated	45504	Entitled	Transaction in Own Shares